EXHIBIT 99.1

CAUTIONARY STATEMENTS

General

From time to time, Scientific-Atlanta may publish, verbally or in written form, forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. In fact, this Form 10-K (or any other periodic reporting documents required by the Exchange Act) may contain forward-looking statements reflecting our current views concerning potential future events or developments. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. These Cautionary Statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act. In order to comply with the terms of the “safe harbor,” we caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties which may affect the operations, performance, development and results of our business and some of which are described in more detail below include, but are not limited to, the following:

•	uncertainties relating to economic conditions (including the growth of the cable industry);

•	uncertainties relating to customer plans and commitments;

•	changes in customer order patterns;

•	changes in the ownership and/or management of our major customers and their competitors;

•	our dependence on the cable television industry and cable television spending;

•	development and timing of the introduction of software applications for the Explorer network;

•	insufficient, excess or obsolete inventory;

•	the pricing and availability of equipment, materials and inventories;

•	performance issues with key suppliers and subcontractors;

•	the entry of new, well-capitalized competitors into our markets;

•	competition from substitute products distributed by direct broadcast satellite service providers;

•	delays in development, manufacture, and/or deployment of new products, including digital set-top products and the software applications to be used on such digital set-top products;

•	delays in testing of new products;

•	technological developments;

•	signal security;

•	uncertainties relating to the development and ownership of intellectual property;

•	uncertainties relating to the ability of Scientific-Atlanta and other companies to enforce their intellectual property rights;

•	regulatory uncertainties;

•	uncertainties inherent in international operations and foreign currency fluctuations;

•	worldwide political stability and economic growth;

•	uncertainties relating to the impact of the terrorist events of September 11, 2001 and uncertainties relating to hostilities in Afghanistan and potentially in Iraq;

•	governmental export and import policies, and global trade policies; and

•	uncertainties related to the regulation of the Internet.

The words “may,” “will,” “should,” “continue,” “future,” “potential,” “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “estimate” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Factors That May Affect Future Performance

Dependence on Key Customers.    Although the domestic cable television industry is comprised of thousands of cable systems, a small number of large cable television multiple systems operators (MSOs) own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. Historically, a significant majority of our sales have been to relatively few customers. The following sets forth the customers that constituted at least 10 percent of our total sales during the preceding three fiscal years:

•	Sales of products to AOL Time Warner, Inc. and its affiliates were 30 percent, 22 percent and 23 percent of our total sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products to Charter Communications, Inc. and its affiliates were 14 percent, 20 percent and 14 percent of sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products to Cox Communications, Inc. and its affiliates were 12 percent, 7 percent and 7 percent of sales in fiscal years 2002, 2001 and 2000, respectively.

•	Sales of products to Adelphia Communications Corporation and its affiliates were 7 percent, 18 percent and 2 percent of sales in fiscal years 2002, 2001 and 2000, respectively.

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Sales of products, consisting primarily of analog set-tops, to MediaOne and its affiliates during fiscal year 2000 were 7 percent of our total sales. Sales to AT&T Corporation were 3 percent of our total sales in fiscal year 2000. During fiscal year 2000, MediaOne merged with AT&T Corporation. Our sales to the combined entity have constituted 2 percent of our total sales during each of fiscal years 2002 and 2001.

The combination of AT&T Broadband and Comcast Corporation, announced in December 2001, was approved by their shareholders in July 2002. As noted below, receivables from Adelphia were written off in the fourth quarter of fiscal year 2002. The loss of business from a significant MSO could have a material adverse effect on our business.

Dependence on Financial Stability of Customers.    Several of our customers have encountered significant financial difficulties that have reduced their capital spending and affected their ability to pay for product that has shipped or take orders they have previously placed. In addition, we have not experienced the sales growth we anticipated in part due to financial difficulties of potential and existing customers. In Europe, several of the largest MSOs have publicly reported financial difficulties and/or announced financial restructurings. In the United States, Adelphia, a significant customer, filed for bankruptcy in June 2002. As a result of the bankruptcy, we removed from backlog all orders with Adelphia aggregating $199.8 million. As a result of the bankruptcy, we also wrote off receivables from Adelphia of $88.8 million and reversed revenue of approximately $5.0 million, that had been deferred from sales of products to Adelphia, which resulted in additional bad debt expense of $83.7 million ($55.2 million after-tax) in the fourth quarter of fiscal year 2002. In August, 2002, we negotiated terms and conditions under which we will ship our products and provide services to Adelphia in the future, but have not received any significant orders.

During the fourth quarter of fiscal year 2002, Kabel NRW GmbH & Co. KG (KNRW), parent of a customer in Germany, ish GmbH & Co. KG(ish), was notified by its syndicate banks that an event of default had occurred under its Senior Credit Agreement. ish has suspended or cancelled a number of work orders previously issued to the Cable Upgrade Consortium, of which we are a member and through which we furnish our products and services. In addition, ish requested and received a 120-day moratorium on all outstanding invoices payable to all members of the Consortium. At June 28, 2002, our exposure in accounts receivable and inventory related to ish was approximately $36 million. We have not received any significant additional orders or payments from ish. In addition, Callahan Nordrhein-Westfalen GmbH, parent of KNRW, initiated insolvency proceedings under German law in July 2002. We are currently in negotiations with ish regarding the structure and timing of payment of outstanding invoices. These events may impact revenues from this customer and the results of our operations in future periods.

Historically, MSOs have been measured by the investment community on earnings before interest, taxes, depreciation and amortization (EBITDA). Recently, the focus has begun to shift toward the point at which the MSOs will produce positive free cash flow, which is generally defined as EBITDA reduced by capital expenditures and dividends. MSOs have reduced and may continue to reduce their capital spending and existing debt to improve free cash flow. In addition, the market enterprise value of several MSOs has recently declined and their debt level as a percent of total market enterprise value has increased. The debt ratings of several MSOs have also been downgraded. These conditions have impacted and may continue to impact MSOs’ ability in the near term to raise additional capital to fund the purchase of equipment and services. In turn, the conditions described above have adversely affected our sales and may continue to adversely affect our potential for sales of both our subscriber and transmission products to these customers, which we are not able to predict.

Dependence on Principal Product Line.    Sales of our Explorer digital set-tops constituted approximately 52 percent, 57 percent, and 34 percent of Scientific-Atlanta’s total sales in fiscal years 2002, 2001 and 2000, respectively. We expect that sales of our Explorer set-tops will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our financial performance will depend in significant part on whether there will be continued market acceptance of the Explorer digital set-tops and growth of the digital interactive television application market.

Sales of digital set-tops are determined in large part by the number of new net digital subscribers added by our customers and the number of set-tops per home. The number of net digital subscriber additions is usually published quarterly by each MSO. Although we do not have full visibility to the new net digital subscriber additions by MSOs, we believe that on an industry-wide basis the number of new net digital subscriber additions by MSOs declined during fiscal year 2002 in conjunction with lower overall capital spending by the MSOs. We are unable to predict future rates of net digital subscriber additions because this rate is dependent on a number of factors, including economic conditions, the effectiveness of the marketing efforts and programs of our customers, and the other factors set forth in the following paragraph. Declines in the net digital subscriber addition rates could have an adverse effect on our results. In addition, we have limited visibility to the inventories that the MSOs may have accumulated. A reduction in the MSO net digital subscriber addition rates could mean that these inventories will not be utilized as quickly as would otherwise be the case.

Digital interactive television is a relatively new business, and therefore there are many characteristics of this business that are not yet fully known. These characteristics include sensitivity to the economy, consumer demand for various types of interactive applications, the proper pricing levels and models for various applications, the likely level of penetration of digital services into the subscriber base, the likely number of digital set-tops per household, the customer churn rate to be expected, the extent to which digital cable interactive services will successfully compete against direct-to-home satellite services, international demand for the products and the extent to which demand will be seasonal. A declining economy may adversely affect consumer purchases of new digital services, and thus purchases of our digital products by the MSOs, even if it does not impact monthly MSO subscription revenues. Each of these business characteristics may have a material impact on the sales of our products.

Dependence on the General Business and Economic Condition of the Cable Television Industry and Cable Television Capital Spending.    The majority of our revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability, may be affected by a variety of factors, including general political and economic conditions in the United States and abroad, including but not limited to the results of the terrorist events of September 11, 2001, the continuing trend of cable system consolidation within the industry, the financial condition of domestic and international cable television system operators and their access to financing, competition from direct-to-home satellite, wireless television providers and telephone companies offering video programming, technological developments that impact the deployment of equipment and new legislation and regulations affecting the equipment used by cable television system operators and their customers. There can be no assurance that cable television capital spending will increase from historical levels or that existing levels of cable television capital spending will be maintained.

International.    We have and expect to continue to make significant sales to customers outside the United States. Sales to customers outside the U.S. constituted 20 percent, 15 percent and 21 percent of our total sales for fiscal years 2002, 2001 and 2000, respectively. In addition, after our January 2002 acquisition of BarcoNet NV, which has extensive operations in Europe and Asia Pacific regions, and the transfer of our remaining Atlanta, Georgia manufacturing operations to Juarez, Mexico facility in June 2002, we have and expect to continue to have significant international operations. As a result of the transfer of our Atlanta manufacturing operations to Juarez, we expect that approximately 70 percent of our in-house manufacturing will be performed in our Juarez facility. A majority of the parts and products that we obtain from outside suppliers are obtained from suppliers in the Asia-Pacific region. Accordingly, our future sales and results of operations could be adversely affected by a variety of political and economic factors in various geographic regions, including foreign currency fluctuations, changes in a specific country’s or region’s political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements, the overlap of different tax structures, unexpected changes in regulatory requirements and earthquakes.

Rapid Changes in Technology.    The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. The success of our existing and future products is dependent on several factors, including proper product definition, product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner and achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

New Product Introductions.    Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability on a timely basis. The process of developing our new high technology products is inherently complex and uncertain. We have in the past experienced delays in product development and introduction, and there can be no assurance that we will not experience further delays in connection with our current product development or future development activities.

Competition.    Our products compete with those of a substantial number of companies worldwide.

Our Explorer digital set-tops, digital headends, and related software products compete with products from a number of companies. These include companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these products could be sold through retail channels, and thus we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours. Further, the Federal Communications Commission (FCC) has mandated that digital tuners be incorporated into television sets by 2006. Thus, television manufacturers may soon integrate into their products some of the technology that also is available in our set-top products. In each of these current and future competitive scenarios, some of the competitors have significantly greater resources, financial and otherwise, than we do. In addition, substitute products are distributed by direct broadcast satellite (DBS) service providers through retail channels. These products may be subsidized by DBS operators, and they may be sold together with services that are not available from cable operators.

Our cable modem products and our products that transmit signals from the cable operator to the end-user customer compete with products from a large number of companies, some of which have significantly greater resources, financial and otherwise, than we do.

We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel.

Reliance on Suppliers.    Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers. From time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. We consider our sources of supply to be adequate. Significant suppliers include the following:

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STMicroelectronics, Micron Semiconductor Products, Inc. and Philips Semiconductors, Inc. are our primary suppliers of a variety of semiconductor products, which are used as components in an array of products, including set-tops;

•	Askey Corporation is our sole provider of our cable modem products;

•	Matsushita Electronics Components Corporation of America and its affiliates are our primary suppliers of tuners and are a primary supplier of analog set-tops, which they manufacture for us;

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Cablevision Electronics Co., Ltd. and Zinwell Corporation, both Taiwanese companies, are our primary suppliers of taps. We also are part of a joint venture in Shanghai, China that provides us with taps;

•	JDS Uniphase is our primary supplier of optical transmitters;

•	Microcast, Inc. is our primary supplier of die-castings for RF distribution products; and

•	Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products.

For fiscal year 2002, we did not experience any significant material availability issues, and we do not expect to have significant material supply issues in the foreseeable future. However, a reduction or interruption in supply or a significant change in price of one or more components could adversely affect our business, operating results and financial condition.
Industry Consolidation and Acquisitions.    There has been a recent trend toward industry consolidation. Our major competitor, General Instrument Corporation, was acquired by Montorola, Inc., and a significant customer, Time Warner Inc., was acquired by America Online, Inc. On December 19, 2001 AT&T and Comcast Corporation announced that they had approved a definitive agreement to combine AT&T Broadband with Comcast. We believe that this trend toward industry consolidation may continue as companies attemp to strengthen or hold their market positions in an evolving industry. These consolidations could adversely affect our sales and results of operations.

In addition, our industry is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products and services. Accordingly, one of the ways we may address the need to enhance products and services is through acquisitions of other companies. The acquisition of BarcoNet may involve numerous risks, including the following: difficulties in integration of the operations, technologies and products of the acquired companies; the risk of diverting management’s attention from normal daily operations of the business; and the potential loss of key employees of the acquired company. Failure to manage growth effectively and successfully integrate acquisitions made by us could materially harm our business and operating results.

Intellectual Property.    We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented, or that any such rights will provide significant competitive advantage. Third parties have claimed, and may claim, that we have infringed their current, or future, intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. Additionally, there can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations would be seriously harmed. Even if we prevail in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition and results of operation.

Stock Volatility and Securities Litigation.    The trading price of our common stock may be volatile. The stock market in general, and the market for technology companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including: changes in expectations of our future financial performance; changes in securities analysts’ estimates (or the failure to meet such estimates); announcements of technological innovations; customer relationship developments; conditions affecting our targeted markets in general; and quarterly fluctuations in our revenue and financial results. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. On July 24, 2001, a purported class action alleging violations of the federal securities laws by us and certain of our officers was filed in the United States District Court for the Northern District of Georgia. Since then, several actions with similar allegations were filed and consolidated. Our motion to dismiss is pending before the court. Such litigation is expensive and diverts management’s attention.